Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(dollars in thousands)

	For Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings (loss):
Net Loss	$(37,959)	$(45,087)	$(23,296)	$(15,819)	$(9,683)
add: Fixed charges (see below)	232	278	173	122	114

	$(37,727)	$(44,809)	$(23,123)	$(15,697)	$(9,569)
Fixed charges:
Interest expense on portion of rent expense representative of interest (1)	$232	$278	$173	$122	$114

Total fixed charges	$232	$278	$173	$122	$114
Consolidated ratios of earnings to fixed charges (2)	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges	$(37,959)	$(45,087)	$(23,296)	$(15,819)	$(9,683)

Accretion of redeemable convertible preferred stock to redemption value	$—	$—	$—	$(94)	$(34)

Consolidated ratios of earnings to combined fixed charges and preferred stock dividends (3)	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(37,959)	$(45,087)	$(23,296)	$(15,913)	$(9,717)

(1)	One third of rent expense was included in the calculation as it is a reasonable approximation of the interest factor.
(2)	We did not record earnings for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges for such periods, and we are unable to disclose a ratio of earnings to fixed charges for such periods.
(3)	We did not record earnings for the years ended December 31, 2016, 2015, 2014, 2013 and 2012. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends for such periods, and we are unable to disclose a ratio of earnings to combined fixed charges and preferred stock dividends for such periods.